stenergynoph.htm - Generated by SEC Publisher for SEC Filing

SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: FirstEnergy Corp.

NAME OF PERSON RELYING ON EXEMPTION: Change to Win Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 K Street, N.W., Suite 900, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

     CtW Investment Group (logo) Green Century (logo) Miami Fire Fighters' Relief & Pension Fund (logo) The Nathan Cummings Foundation (logo)

     Vote FOR Proposal 8, Proxy Access, at FirstEnergy annual meeting of shareholders to be held on May 19, 2015

Dear fellow FirstEnergy shareholder,

As large shareholders in FirstEnergy Corp. ( FirstEnergy ) stock, we are concerned about the independence of FirstEnergy s board of directors, and the integrity of the director nomination process. Adoption of shareholder access to the company proxy statement, the subject of Proposal 8, would give significant long-term shareholders the ability to include a limited number of nominees in the FirstEnergy proxy statement. In our view, greater shareholder influence in the director nomination and election process could help combat the insularity that has characterized the FirstEnergy board, reform the nomination process, and foster a longer-term perspective.

In addition, reform of the board is needed to address the performance issues at FirstEnergy. FirstEnergy s net income is down 24% from 2013. The stock is down 20% over a three year period compared to the S&P 500 Utility Index s return of 33%. In 2014, the company cut the dividend by 35%.

The FirstEnergy Board

The adoption of proxy access is particularly important given that the existing director nomination process appears to be compromised. FirstEnergy has multiple financial transactions with nine of the thirteen directors, including four of the five members of the Corporate Governance Committee (the committee responsible for director nomination s ). FirstEnergy provides no disclosure on the dollar amount or specifics of these transactions, yet assures shareholders that all non-employee directors are independent.

While all four directors on the Corporate Governance Committee purchase non-regulated electric services and related non-electric products from FirstEnergy, they also have additional transactions with FirstEnergy: Michael J. Anderson, the Chair of the Corporate Governance Committee, engaged in transactions with FirstEnergy involving a rental property lease, and charitable contributions.

     Julia L. Johnson engaged in transactions with FirstEnergy related to purchases of temporary labor and mutual emergency assistance, and public utility water services.

     Luis A. Reyes engaged in transactions with FirstEnergy related to purchases of temporary labor and mutual emergency assistance, and unspecified charitable contributions.

     In addition, George M. Smart, a member of the Corporate Governance Committee, has transactions with FirstEnergy related to charitable contributions.

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stenergynoph.htm - Generated by SEC Publisher for SEC Filing

In opposition to the proposal for proxy access for shareholder nominated candidates, First -Energy claims that [t]he Corporate Governance Committee also carefully reviews and considers the independence of potential nominees. However, the new nominee to the Board (Dr. Jerry Sue Thornton) has six different transactions with the FirstEnergy , including transactions with the company related to banquet, meeting, and outing-related expenses, charitable contributions, payments relat -ing to worker compensation, purchases for paint and related coatings, purchases of electric power generation and equipment, and purchases of non-regulated electric services and related non-elec -tric products. These multiple transactions give the appearance of a conflict of interest, and a flawed nomination process.

Shareholder Access to the Proxy

Shareholder access to the proxy would provide a mechanism by which substantial, long-term owners of FirstEnergy could nominate candidates and sidestep FirstEnergy s arguably flawed process. FirstEnergy argues in its opposition statement that proxy access could lead to expensive and disrup -tive proxy contests. We disagree. A shareholder or group would be required to own at least 3% of FirstEnergy s common stock for at least three years to use the access mechanism. Also, a nominating shareholder would still need to expend funds to campaign for nominees outside the company s proxy statement, which can be costly. In our view, these features would appropriately limit the use of the access mechanism.

The risk of special interest directors or a fragmented board, of which FirstEnergy warns in its opposition statement, would be mitigated by the fact that nominees who are proposed using proxy access would need to garner more support than the company s nominees in order to be elected. Concerns regarding nominees non-shareholder interests could be raised and fully evaluated by shareholders during the solicitation process.

If you have any questions, please contact Laura Campos with the Nathan Cummings Foundation at laura. campos@nathancummings.org .

We urge you to vote FOR Proposal 8.

Sincerely,

CtW Investment Group
Dieter Waizenegger
Executive Director

Leslie Samuelrich
President
Green Century Capital Management, Inc.

Miami Firefighters Relief and Pension Fund
Alejandro R Fernandez
Chairman

Nathan Cummings Foundation
Laura Campos
Director of Shareholder Activities

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